UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 22 February 2022
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or “the Company”)
DEALINGS IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") the Company hereby advises that directors and prescribed Officers of Gold Fields and directors of major
subsidiaries of the Company took ownership of their Performance
Shares which were awarded in terms of the Gold Fields 2012 Share
Plan (“Scheme”) as amended.

Accordingly, the following trades are announced:
Name of Director, Prescribed
Officer, Director of Major
subsidiary
PA Schmidt
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 17/02/2022
Number of Shares traded 397 908,00
Number of Shares retained 0
Market Price per share R181.7191
Total Value R72,307,483,64
Name of Director, Prescribed
Officer, Director of Major
subsidiary
TL Leishman
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 17/02/2022
Number of Shares traded 212 376,00
Number of Shares retained 0
Market Price per share R181.6314
Total Value R38,574,150,21
Name of Director, Prescribed
Officer, Director of Major
subsidiary
BJ Mattison
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 17/02/2022
Number of Shares traded 150 000,00
Number of Shares retained 109 538,00
Market Price per share R182.3400
Total Value R27,351,000,00

Name of Director, Prescribed
Officer, Director of Major
subsidiary
BJ Mattison
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 18/02/2022
Number of Shares traded 109 538,00
Number of Shares retained 0
Market Price per share R187.7867
Total Value R20,569,779,54
Name of Director, Prescribed
Officer, Director of Major
subsidiary
L Rivera
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 18/02/2022
Number of Shares traded 295 558,00
Number of Shares retained 0
Market Price per share R181.5934
Total Value R53,671,382,12
Name of Director, Prescribed
Officer, Director of Major
subsidiary
R Butcher
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 18/02/2022
Number of Shares traded 135 885,00
Number of Shares retained 0
Market Price per share R181.5934
Total Value R24,675,819,16
Name of Director, Prescribed
Officer, Director of Major
subsidiary
P Woodhouse
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 18/02/2022
Number of Shares traded 29 576,00
Number of Shares retained 0
Market Price per share R181.5934
Total Value R5,370,806,40
Name of Director, Prescribed
Officer, Director of Major
subsidiary
A Munt
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial

Transaction Date 18/02/2022
Number of Shares traded 29 335,00
Number of Shares retained 0
Market Price per share R181.5934
Total Value R5,327,042,39
Name of Director, Prescribed
Officer, Director of Major
subsidiary
S Mathews
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 18/02/2022
Number of Shares traded 182 994,00
Number of Shares retained 0
Market Price per share R181.5934
Total Value R33,230,502,64
Name of Director, Prescribed
Officer, Director of Major
subsidiary
G Ovens
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 18/02/2022
Number of Shares traded 26 757,00
Number of Shares retained 0
Market Price per share R181.5934
Total Value R4,858,894,60
Name of Director, Prescribed
Officer, Director of Major
subsidiary
M Preece
Nature of transaction On market transaction in terms
of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 17/02/2022
Number of Shares traded 0
Number of Shares retained 53 854,00
Market Price per share R181.1535
Total Value R9,755,840,59
Name of Director, Prescribed
Officer, Director of Major
subsidiary
M Preece
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 18/02/2022
Number of Shares traded 46 807,00
Number of Shares retained 0
Market Price per share R181.5934
Total Value R8,499,842,27
Name of Director, Prescribed
Officer, Director of Major
N Chohan

subsidiary
Nature of transaction
On market transaction in terms
of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 17/02/2022
Number of Shares traded 0
Number of Shares retained 112 925,00
Market Price per share R181.1535
Total Value R20,456,758,99
Name of Director, Prescribed
Officer, Director of Major
subsidiary
N Chohan
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 18/02/2022
Number of Shares traded 98 150,00
Number of Shares retained 0
Market Price per share R181.5934
Total Value R17,823,392,21
In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
22 February 2022
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 22 February 2022
By:
/s/ C I Griffith
Name:
C I Griffith
Title:
Chief Executive Officer